UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on August 13, 2026: Euroseas Ltd. Reports Results for the Quarter Ended June 30, 2026 and Declares Quarterly Common Stock Dividend.

This Report on Form 6-K (which includes Exhibit 1), excluding the commentary by Chief Executive Officer Aristides Pittas, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-268708) filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 7, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: August 14, 2026	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Reports Results for the Quarter Ended June 30, 2026 and Declares Quarterly Common Stock Dividend

Maroussi, Athens, Greece – August 13, 2026 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today its results for the three- and six-month periods ended June 30, 2026.

Second Quarter 2026 Financial Highlights:

•

Total net revenues of $56.5 million.

•

Net income attributable to controlling shareholders of $33.2 million or $4.77 and $4.74 earnings per share attributable to controlling shareholders basic and diluted, respectively.

•

Adjusted net income1 attributable to controlling shareholders for the period of $32.9 million or $4.73 and $4.70 adjusted earnings per share1 basic and diluted, respectively, which represents the net income attributable to controlling shareholders excluding the unrealized gain on investments in equity securities.

•

Adjusted EBITDA1 was $40.1 million.

•

An average of 21.0 vessels were owned and operated during the second quarter of 2026 earning an average time charter equivalent rate of $30,306 per day.

•

Declared a quarterly dividend of $0.80 per share for the second quarter of 2026 payable on or about September 16, 2026, to shareholders of record on September 9, 2026, as part of the Company’s common stock dividend plan.

•

 As of August 13, 2026, we had repurchased 480,460 of our common stock in the open market, representing about 6.8% of the outstanding shares, for a total of about $11.36 million, since the initiation of our share repurchase plan of up to $20 million announced in May 2022.

First Half 2026 Financial Highlights:

•

Total net revenues of $112.3 million.

•

Net income attributable to controlling shareholders of $65.7 million or $9.44 and $9.39 earnings per share attributable to controlling shareholders basic and diluted, respectively.

•

Adjusted net income1 attributable to controlling shareholders for the period was $65.8 million or $9.45 and $9.40 adjusted earnings per share1 attributable to controlling shareholders basic and diluted, respectively.

•

 Adjusted EBITDA1 was $81.0 million.

•

An average of 21.0 vessels were owned and operated during the first half of 2026 earning an average time charter equivalent rate of $30,330 per day.

1 Adjusted EBITDA, Adjusted net income and Adjusted earnings per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for Euroseas financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Aristides Pittas, Chairman and CEO of Euroseas, commented: “We are pleased to report financial results for the second quarter of 2026 at par with the first quarter of the year, making these two of our most profitable consecutive quarters of the last fifteen years. Solid contracts at highly profitable rates, combined with low drydocking expenses, as in the previous quarter, were the main factors supporting our strong financial results.

“The containership charter market remained very strong during the second quarter, with daily rates continuing at high levels through July and into the beginning of August 2026, shrugging off geopolitical uncertainty and inflationary pressures. Charterer interest in securing vessels has remained high, including for older tonnage. Our charter coverage is over 95% for the remainder of 2026, 81% for 2027 and 47% for 2028, ensuring that our profitability will remain strong regardless of the levels at which expiring charters are renewed. Secondhand vessel prices across all segments have also remained very firm and have continued to inch upwards.

“The macroeconomic environment during the quarter was largely influenced by continuing uncertainty surrounding the war in Iran and its effects on the use of the Strait of Hormuz. Whether these effects will prove short-lived or will ultimately result in lower economic growth remains to be seen. At the same time, continuing attacks by Houthi rebels on shipping in the Red Sea have prevented major liner companies from resuming regular Suez Canal transits. This has increased the number of teu-miles required and, consequently, the number of vessels needed, supporting demand for tonnage and charter rates.

“The eventual reversal of these inefficiencies, together with the absorption of the increased fleet orderbook, presents challenges for our sector over the medium term. The vessel orderbook, however, although high for the overall containership fleet, is concentrated in the larger sizes. The segments in which we operate—feeder and intermediate containerships—not only have a significantly smaller orderbook as a percentage of the existing fleet but also have an older age profile. This is likely to result in very modest fleet growth, or potentially even fleet shrinkage, in these segments.

“On the investment front, we have expanded our newbuilding program to 12 vessels, focusing on the most commercial sizes within the feeder and intermediate containership segments. The vessels are scheduled for delivery from the third quarter of 2027 through the first quarter of 2029. Once all twelve vessels are delivered, we expect to have one of the youngest feeder and intermediate containership fleets in the industry. In addition, we continue to look for accretive investment opportunities in our sector, balancing project returns with residual value risks.

“Finally, I am also pleased to announce that our Board has decided to declare a dividend of $0.80 per share, representing an annualized yield of approximately 4.2% to 4.5% based on the recent range in which our share price has traded.”

Tasos Aslidis, Chief Financial Officer of Euroseas, commented: “Our revenues for the second quarter of 2026 are slightly lower compared to the same period of 2025. This was the result of the lower average number of vessels owned and operated during the second quarter of 2026 compared to the same period of last year. On a per-vessel-per-day basis, our vessels earned a 3.0% higher average charter rate in the second quarter of 2026 as compared to the same period of 2025. Our net revenues decreased to $56.5 million in the second quarter of 2026 compared to $57.2 million during the same period of last year.

“Daily vessel operating expenses, including management fees but excluding drydocking costs, averaged $7,116 per vessel per day during the second quarter of 2026 as compared to $6,700 per vessel per day for the same quarter of last year. This was mainly the result of the falling value of the USD and the adjustment for inflation in the daily vessel management fee, effective from January 1, 2026, increasing it from 840 Euros to 875 Euros.

General and administrative expenses averaged $920 per vessel per day during the second quarter of 2026 as compared to $694 per vessel per day for the same quarter of last year, and $910 per vessel per day for the first half of 2026 as compared to $766 per vessel per day for the same period of 2025. The increase is due to increased professional fees and increased cost for our stock incentive plan within 2026 as compared to 2025.

“Adjusted EBITDA during the second quarter of 2026 was $40.1 million versus $39.3 million in the second quarter of last year. As of June 30, 2026, our outstanding debt (before deducting the unamortized loan fees) was $208.1 million versus restricted and unrestricted cash of $164.3 million. As of the same date, our scheduled bank debt repayments over the next 12 months amounted to about $18.1 million (before deducting the unamortized loan fees).”

Second Quarter 2026 Results:

For the second quarter of 2026, the Company reported total net revenues of $56.5 million representing a 1.2% decrease over total net revenues of $57.2 million during the second quarter of 2025. This was the result of the lower average number of vessels owned and operated in the second quarter of 2026 compared to the same period of 2025, partly offset by the increase in the time charter rates our vessels earned in the second quarter of 2026 compared to the same period of 2025. On average, 21.0 vessels were owned and operated during the second quarter of 2026 earning an average time charter equivalent rate of $30,306 per day compared to 22.0 vessels in the same period of 2025 earning on average $29,420 per day.

For the second quarter of 2026, voyage expenses, net amounted to $0.2 million, as compared to voyage expenses of $0.3 million for the same period of 2025. Voyage expenses for both periods related mainly to owners’ expenses incurred in various ports.

Vessel operating expenses were $11.6 million in the second quarter of 2026 as compared to $11.5 million for the second quarter of 2025. The increase is due to the increased cost of vessel supplies during the period, because of the war in the Middle East region, partly offset by the lower average number of vessels owned and operated in the second quarter of 2026, compared to the corresponding period of 2025.

In the second quarter of 2026 none of our vessels were drydocked. The total drydock cost for the quarter of $0.2 million relates to supplies performed for upcoming drydocks. In the second quarter of 2025 one of our vessels completed extensive repairs afloat. The total drydock cost for the quarter was $1.7 million and also includes costs in relation to the upcoming drydockings.

Vessel depreciation for the second quarter of 2026 decreased to $6.7 million compared to $7.3 million for the same period of 2025 due to the decreased number of vessels in the Company’s fleet.

Related party management fees for the second quarter of 2026 increased to $1.96 million from $1.93 million for the same period of 2025. Despite the lower number of vessels in our fleet, this increase is due to the adjustment for inflation in the daily vessel management fee, effective from January 1, 2026, increasing it from 840 Euros to 875 Euros, as well as due to the unfavorable movement of the euro/dollar exchange rate.

Other operating expenses of $0.6 million recognized in the second quarter of 2026 refers to expenses incurred for the formation of the Partnership (as defined below) with a group of investors represented by NRP Project Finance AS (“NRP Investors”). For the second quarter of 2025 the Company recognized other operating income of $0.12 million from an insurance claim.

General and administrative expenses increased to $1.8 million for the second quarter of 2026, compared to $1.4 million for the second quarter of 2025, due to increased professional fees and increased cost for our stock incentive plan.

Interest and other financing costs for the second quarter of 2026 amounted to $2.7 million, compared to $4.0 million for the second quarter of 2025. This decrease is due to the decreased amount of average outstanding debt and the decreased benchmark rates of our loans in the current period compared to the same period of 2025.

For the three months ended June 30, 2026, the Company recognized a $0.3 million unrealized gain on its investments in equity securities, resulting from an increase in the fair value of the investments from $19.65 million as of March 31, 2026 to $19.95 million as of June 30, 2026. These investments, which had an initial cost of $20.0 million and were acquired in the first quarter of 2026 as part of the Company’s short-term cash and liquidity management strategy, are classified as investments in equity securities and measured at fair value through profit or loss in accordance with U.S. GAAP. As part of the same strategy, the Company also acquired debt securities with an initial cost of $20.0 million, classified as available-for-sale under U.S. GAAP, for which the fair value decreased from $19.182 million as of March 31, 2026 to $18.942 million as of June 30, 2026, resulting in an additional unrealized loss of approximately $0.24 million during the second quarter of 2026, which was recognized in “Other comprehensive loss. None of these investments existed in the second quarter of 2025.

 For the three months ended June 30, 2025, the Company recognized a $0.05 million realized gain and a $0.11 million unrealized loss for a total of $0.06 million net loss on its interest rate swap contract. The specific contract was closed within the year 2025 and no such case existed in the second quarter of 2026.

The Company reported net income for the period of $32.6 million and net income attributable to controlling shareholders of $33.2 million, as compared to net income and net income attributable to controlling shareholders of $29.9 million for the same period of 2025. The net loss attributable to the non-controlling interest of $0.6 million in the second quarter of 2026 represents the income attributable to the 49% ownership of the entity owning the M/V Thrylos represented by the NRP investors (the “Partnership”).

Adjusted EBITDA1 for the second quarter of 2026 was $40.1 million compared to $39.3 million achieved during the second quarter of 2025.

Basic and diluted earnings per share attributable to controlling shareholders for the second quarter of 2026 was $4.77 and $4.74, calculated on 6,962,481 basic and 7,010,884 diluted weighted average number of shares outstanding, compared to basic and diluted earnings attributable to controlling shareholders per share of $4.32 and $4.29, respectively, for the second quarter of 2025, calculated on 6,917,212 basic and 6,954,709 diluted weighted average number of shares outstanding.

The adjusted earnings per share attributable to controlling shareholders for the quarter ended June 30, 2026 would have been $4.73 and $4.70 per share basic and diluted, respectively, compared to adjusted earnings attributable to controlling shareholders of $4.23 and $4.20 per share basic and diluted for the quarter ended June 30, 2025. Usually, security analysts include Adjusted Net Income attributable to controlling shareholders in their determination of published estimates of earnings per share.

First Half 2026 Results:

For the first half of 2026, the Company reported total net revenues of $112.3 million representing a 1.1% decrease over total net revenues of $113.6 million during the first half of 2025. On average, the Company owned and operated 21.0 vessels during the first half of 2026, earning an average time charter equivalent rate of $30,330 per day. For the same period of 2025 the Company owned and operated 22.83 vessels that earned on average $28,468 per day.

Voyage expenses, net for the first half of 2026 amounted to $0.4 million as compared to voyage expenses, net of $0.5 million for the same period of 2025. Voyage expenses for both periods related mainly to owners’ expenses incurred in various ports.

Vessel operating expenses for the first half of 2026 amounted to $22.9 million compared to $23.7 million for the same period of 2025. The decrease is due to the lower average number of vessels owned and operated in the first half of 2026 compared to the corresponding period of 2025 partly offset by the higher daily vessel operating expenses, mainly attributable to the increased cost of vessel supplies during the period, because of the war in the Middle East region.

In the first half of 2026 none of our vessels were drydocked. The total drydock cost for the period of $0.3 million relates to supplies performed for upcoming drydocks. In the same period of 2025 three of our vessels completed extensive repairs afloat for a total cost of approximately $3.5 million.

Vessel depreciation expense for the first half of 2026 was $13.4 million compared to $15.3 million during the same period of 2025, due to the decreased number of vessels in the Company’s fleet.

Related party management fees for the first half of 2026 increased to $3.95 million from $3.90 million for the same period of 2025. Despite the lower number of vessels in our fleet, this increase is due to the adjustment for inflation in the daily vessel management fee, effective from January 1, 2026, increasing it from 840 Euros to 875 Euros, as well as due to the unfavorable movement of the euro/dollar exchange rate.

Other operating expenses of $0.44 million recognized in the first half of 2026 refer to expenses incurred for the formation of the Partnership of $0.60 million, partly offset by an operating income from a settlement and closure of a claim with a charterer of $0.16 million. For the same period of 2025, the Company recognized other operating income of $0.12 million from an insurance claim.

General and administrative expenses increased to $3.5 million for the first half of 2026, as compared to $3.2 million for the same period of 2025, due to increased professional fees and increased cost for our stock incentive plan.

The results of the Company for the first half of 2025 include a $10.2 million gain on sale of M/V “Diamantis” that was completed in January 2025. No such case existed in the first half of 2026.

Interest and other financing costs for the first half of 2026 amounted to $5.7 million.  Interest and other financing costs for the first half of 2025 amounted to $7.9 million. Capitalized interest charged on the cost of our newbuilding program was $0.1 million for the first six months of 2025. This decrease is due to the decreased amount of average outstanding debt and the decreased benchmark rates of our loans in the current period compared to the same period of 2025.

For the first half of 2026, the Company recognized a $0.1 million unrealized loss on its investments in equity securities. This was the result of an investment in equity securities with an initial cost of $20.0 million acquired in the first quarter of 2026 and fair valued at $19.9 million as of the end of the reporting period. This investment was made as part of the Company’s short-term cash and liquidity management strategy, in the context of which the Company also acquired debt securities of initial cost of $20.0 million and fair valued at $18.9 million as of June 30, 2026, classified as available-for-sale under US GAAP, for which an unrealized loss of $1.1 million was recorded in “Other comprehensive loss” for the period. None of these investments existed in the second quarter of 2025.

For the six months ended June 30, 2025 the Company recognized a $0.1 million realized gain and a $0.3 million unrealized loss for a total of $0.2 million net loss on its interest rate swap contract. The specific contract was closed within the year 2025 and no such case existed in the first half of 2026.

The Company reported net income for the period of $65.1 million and net income attributable to controlling shareholders of $65.7 million, for the first half of 2026, as compared to net income and net income attributable to controlling shareholders of $66.8 million for the same period of 2025. The net loss attributable to the non-controlling interest of $0.6 million in the first half of 2026 represents the loss attributable to the 49% ownership of the Partnership.

Adjusted EBITDA1 for the first half of 2026 was $81.0 million compared to $76.4 million achieved during the first half of 2025.

Basic and diluted earnings per share attributable to controlling shareholders for the first half of 2026 was $9.44 calculated on 6,962,481 basic and $9.39, calculated on 7,001,419 diluted weighted average number of shares outstanding, compared to $9.63 calculated on 6,935,298 basic and $9.60, calculated on 6,958,398 diluted weighted average number of shares outstanding, for the same period of 2025.

The adjusted earnings per share attributable to controlling shareholders for the six-month period ended June 30, 2026 would have been $9.45 and $9.40, basic and diluted, respectively, compared to adjusted earnings per share attributable to controlling shareholders of $7.99 basic and $7.97 diluted for the same period in 2025. As mentioned above, usually, security analysts include Adjusted Net Income attributable to controlling shareholders in their determination of published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile as of August 13, 2026 is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
SYNERGY BUSAN (*)	Intermediate	50,727	4,253	2009	TC until Dec-27	$35,500
SYNERGY ANTWERP (*)	Intermediate	50,727	4,253	2008	TC until May-28	$35,500
SYNERGY OAKLAND (*)	Intermediate	50,788	4,253	2009	TC until Mar-29	$33,500
SYNERGY KEELUNG (*)	Intermediate	50,697	4,253	2009	TC until Jun-28	$35,500
EMMANUEL P (*)	Intermediate	50,796	4,250	2005	TC until Sep-28	$38,000
RENA P (*)	Intermediate	50,765	4,250	2007	TC until Jul-28	$35,500
EM KEA (*)	Feeder	42,165	3,100	2007	TC until Jul-29	$30,000
GREGOS (*)	Feeder	38,733	2,800	2023	TC until Mar-29	$30,000
TERATAKI (*)	Feeder	38,733	2,800	2023	TC until Jun-29	$30,000
TENDER SOUL (*)	Feeder	38,733	2,800	2024	TC until Oct-27	$32,000
LEONIDAS Z (*)	Feeder	38,733	2,800	2024	TC until Apr-29	$30,000
DEAR PANEL(*)	Feeder	38,733	2,800	2025	TC until Nov-27	$32,000
SYMEON P(*)	Feeder	38,733	2,800	2025	TC until Nov-27	$32,000
PEPI STAR(*)	Feeder	22,563	1,800	2024	TC until Aug-28	$25,500
EVRIDIKI G (+)	Feeder	34,654	2,556	2001	TC until Oct-26	$29,500
EM CORFU (*)	Feeder	34,649	2,556	2001	TC until Aug-26	$28,000
MONICA (*)	Feeder	22,563	1,800	2024	TC until May-27	$23,500
STEPHANIA(*)	Feeder	22,563	1,800	2024	TC until Jul-28	$25,500
EM SPETSES (*)	Feeder	23,224	1,740	2007	TC until Feb-28	$21,500
JONATHAN P (*)	Feeder	23,732	1,740	2006	TC until Oct-26	$25,000
EM HYDRA (*)	Feeder	23,351	1,740	2005	TC until May-27	$19,000
Total Container Carriers	21	786,362	61,144

Note: (*) TC denotes time charter. All dates listed are the earliest redelivery dates under each TC unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

Vessels under construction	Type	Dwt	TEU	To be delivered	Employment	TCE Rate ($/day)
ELENA (H1711)(**)	Intermediate	56,266	4,484	Q3 2027	TC until Jun-31	$35,500
NIKITAS G (H1712) (**)	Intermediate	56,266	4,484	Q4 2027	TC until Sep-31	$35,500
THRYLOS(YZJ-1768) (**) (***)	Intermediate	56,266	4,484	Q1 2028	TC until Feb-32	$35,500
SOCRATES CH (YZJ-1769) (**)	Intermediate	56,266	4,484	Q2 2028	TC until Apr-32	$35,500
DANAI (HCY- 438)	Feeder	35,100	2,798	Q2 2028
NENI (HCY- 439)	Feeder	35,100	2,798	Q3 2028
SPYROS CH (S-1170)	Feeder	23,850	1,781	Q2 2028
GAVROS (S-1171)	Feeder	23,850	1,781	Q3 2028
TONIS M (HCY - 440)	Feeder	35,100	2,798	Q4 2028
SWEET EVELINA (HCY-441)	Feeder	35,100	2,798	Q1 2029
MANGY (S-1172)	Feeder	23,850	1,781	Q4 2028
PANTELIS LUCK (S-1173)	Feeder	23,850	1,781	Q1 2029
Total vessels under construction	12	460,864	36,252

(**)

Charterer has the option to convert to a five-year charter at $32,500/day for the entire period.

(***)

The entity owning the vessel under construction is 51% owned by Euroseas Ltd. and 49% by NRP Investors.

Summary Fleet Data:

	Three months, ended June 30, 2025	Three months, ended June 30, 2026	Six months, ended June 30, 2025	Six months, ended June 30, 2026
FLEET DATA
Average number of vessels (1)	22.00	21.00	22.83	21.00
Calendar days for fleet (2)	2,002.0	1,911.0	4,133.0	3,801.0
Scheduled off-hire days incl. laid-up (3)	10.0	-	29.8	-
Available days for fleet (4) = (2) - (3)	1,992.0	1,911.0	4,103.2	3,801.0
Commercial off-hire days (5)	0.0	0.0	0.0	0.0
Operational off-hire days (6)	1.9	1.4	17.9	1.4
Voyage days for fleet (7) = (4) - (5) - (6)	1,990.1	1,909.6	4,085.3	3,799.6
Fleet utilization (8) = (7) / (4)	99.9%	99.9%	99.6%	100.0%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	100.0%	100.0%	100.0%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.9%	99.9%	99.6%	100.0%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	29,420	30,306	28,468	30,330
Vessel operating expenses excl. drydocking expenses (12)	6,700	7,116	6,688	7,053
General and administrative expenses (13)	694	920	766	910
Total vessel operating expenses (14)	7,394	8,036	7,454	7,963
Drydocking expenses (15)	826	117	838	71

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up, vessels committed for sale or vessels that suffered unrepaired damages, are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up, or vessels that were committed for sale or suffered unrepaired damages.

(4) Available days. We define available days as the Calendar days in a period net of scheduled off-hire days as defined above. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Average time charter equivalent rate, or average TCE, is a metric of the average daily net revenue performance of our vessels. Our method of calculating average TCE is determined by dividing time charter revenue and voyage charter revenue, if any, net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. Average TCE, which is a non-GAAP metric, provides additional meaningful information in conjunction with time charter revenue and voyage charter revenue, if any, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. Average TCE is a standard shipping industry performance metric used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Our definition of average TCE may not be comparable to that used by other companies in the shipping industry.

(12) We calculate daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and related party management fees by dividing vessel operating expenses and related party management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expenses are calculated by us by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, related party management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Daily drydocking expenses are calculated by us by dividing drydocking expenses by the fleet calendar days for the relevant period, Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Today, Thursday, August 13, 2026 at 09:00 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “Euroseas” to the operator and/or conference ID13762072. Click here for additional participant International Toll -Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

 Audio Webcast - Slides Presentation:

There will be a live and then archived webcast of the conference call and accompanying slides, available on the Company’s website. To listen to the archived audio file, visit our website http://www.euroseas.gr and click on Company Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation for the second quarter ended June 30, 2026, will also be available in PDF format minutes prior to the conference call and webcast, accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Comprehensive Income

(All amounts expressed in U.S. Dollars except number of shares)

	Three Months Ended June 30, 2025	Three Months Ended June 30, 2026	Six Months Ended June 30, 2025	Six Months Ended June 30, 2026
	(unaudited)		(unaudited)
Revenues
Time charter revenue	58,810,230	58,076,235	116,793,645	115,611,969
Commissions	(1,576,511)	(1,572,417)	(3,213,831)	(3,271,366)
Net revenues	57,233,719	56,503,818	113,579,814	112,340,603

Operating expenses/(income)
Voyage expenses, net	260,879	203,445	493,855	369,793
Vessel operating expenses	11,481,344	11,638,012	23,732,438	22,854,030
Drydocking expenses	1,653,086	223,877	3,461,428	269,583
Vessel depreciation	7,258,954	6,680,851	15,304,021	13,361,702
Related party management fees	1,932,325	1,960,991	3,908,030	3,954,320
Other operating (income) / expenses	(120,000)	600,000	(120,000)	436,979
General and administrative expenses	1,388,650	1,757,221	3,167,568	3,458,739
Gain on sale of vessel	-	-	(10,230,210)	-
Total operating expenses, net	23,855,238	23,064,397	39,717,130	44,705,146

Operating income	33,378,481	33,439,421	73,862,684	67,635,457

Other (expenses) / income
Interest and other financing costs	(3,969,947)	(2,673,824)	(7,877,401)	(5,683,352)
Gain / (loss) on derivative, net	(56,548)	-	(229,934)	-
Gain / (loss) on investments in equity securities	-	293,904	-	(54,916)
Foreign exchange (loss) / gain, net	(85,589)	5,872	(83,562)	(11,369)
Interest income	595,121	1,541,929	1,104,724	3,241,736
Other expenses, net	(3,516,963)	(832,119)	(7,086,173)	(2,507,901)
Net income	29,861,518	32,607,302	66,776,511	65,127,556
Net loss attributable to the non-controlling interest	-	608,115	-	608,115
Net income attributable to controlling shareholders	29,861,518	33,215,417	66,776,511	65,735,671
Weighted average number of shares attributable to controlling shareholders, basic	6,917,212	6,962,481	6,935,298	6,962,481
Earnings per share attributable to controlling shareholders, basic	4.32	4.77	9.63	9.44
Weighted average number of shares attributable to controlling shareholders, diluted	6,954,709	7,010,884	6,958,398	7,001,419
Earnings per share attributable to controlling shareholders, diluted	4.29	4.74	9.60	9.39

Net income	29,861,518	32,607,302	66,776,511	65,127,556
Unrealized loss on investments in debt securities	-	(240,000)	-	(1,058,000)
Total Comprehensive income	29,861,518	32,367,302	66,776,511	64,069,556
Total comprehensive loss attributable to noncontrolling interest	-	608,115	-	608,115
Total comprehensive income attributable to controlling shareholders	29,861,518	32,975,417	66,776,511	64,677,671

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2025	June 30, 2026

ASSETS
Current Assets:
Cash and cash equivalents	176,460,053	157,351,820
Restricted cash	564,027	661,050
Trade accounts receivable	10,159,572	15,672,594
Other receivables	1,365,550	2,719,447
Inventories	2,817,493	3,173,935
Accrued interest income	-	162,406
Investment in debt securities	-	18,942,000
Investment in equity securities	-	19,945,084
Prepaid expenses	984,394	1,033,449
Total current assets	192,351,089	219,661,785
Fixed assets:
Advances for vessels under construction	35,890,936	73,882,170
Vessels, net	465,913,492	453,102,388
Long-term assets:
Restricted cash	6,300,000	6,300,000
Total assets	700,455,517	752,946,343

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long-term debt, current portion	19,151,932	17,701,932
Trade accounts payable	3,907,792	3,828,406
Accrued expenses	9,035,452	12,874,206
Accrued dividends	143,510	286,505
Deferred revenue	5,291,870	4,565,220
Due to related company	1,821,723	994,870
Total current liabilities	39,352,279	40,251,139

Long-term liabilities:
Long-term debt, net of current portion	197,659,451	188,815,011
Total long-term liabilities	197,659,451	188,815,011
Total liabilities	237,011,730	229,066,150

Shareholders’ equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 7,055,881 and 7,055,381 issued and outstanding)	211,676	211,661
Additional paid-in capital	258,724,564	260,402,794
Retained earnings	204,507,547	259,306,604
Accumulated other comprehensive loss	-	(1,058,000)
Total Euroseas Ltd. common shareholders’ equity	463,443,787	518,863,059
Non-controlling interest	-	5,017,134
Total shareholders’ equity	463,443,787	523,880,193
Total liabilities and shareholders’ equity	700,455,517	752,946,343

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Six Months Ended June 30,	Six Months Ended June 30,
	2025	2026

Cash flows from operating activities:
Net income	66,776,511	65,127,556
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	15,304,021	13,361,702
Amortization and write off of deferred charges	276,491	198,091
Share-based compensation	1,023,848	1,678,215
Unrealized loss on investments in equity securities	-	54,916
Gain on sale of vessel	(10,230,210)	-
Unrealized loss on derivative	342,084	-
Amortization of fair value of below market time charters acquired	(2,450,015)	-
Changes in operating assets and liabilities	(2,583,826)	(5,208,663)
Net cash provided by operating activities	68,458,904	75,211,817

Cash flows from investing activities:
Cash paid for vessels under construction	(56,563,637)	(37,915,813)
Cash paid for vessel improvements	(488,585)	(646,313)
Advance received for asset held for sale	5,000,000	-
Net proceeds from sale a vessel	12,875,660	-
Investment in equity securities	-	(20,000,000)
Investment in debt securities	-	(20,000,000)
Net cash used in investing activities	(39,176,562)	(78,562,126)

Cash flows from financing activities:
Cash paid for share repurchase	(1,307,133)	-
Dividends paid	(4,518,889)	(10,793,619)
Contributions made by non-controlling shareholders	-	5,625,249
Loan arrangement fees paid	(429,000)	-
Proceeds from long-term debt	52,000,000	-
Repayment of long-term debt	(29,882,531)	(10,492,531)
Cash retained by Euroholdings Ltd. at spin-off	(13,129,541)	-
Net cash provided by / (used in) financing activities	2,732,906	(15,660,901)
Net increase / (decrease) in cash, cash equivalents and restricted cash	32,015,248	(19,011,210)
Cash, cash equivalents and restricted cash at beginning of period	80,666,327	183,324,080
Cash, cash equivalents and restricted cash at end of period	112,681,575	164,312,870
Cash breakdown
Cash and cash equivalents	100,506,369	157,351,820
Restricted cash, current	5,875,206	661,050
Restricted cash, long term	6,300,000	6,300,000
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	112,681,575	164,312,870

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to Net income

(All amounts expressed in U.S. Dollars)

	Three Months Ended June 30, 2025	Three Months Ended June 30, 2026	Six Months Ended June 30, 2025	Six Months Ended June 30, 2026
Net income	29,861,518	32,607,302	66,776,511	65,127,556
Interest and other financing costs, net (incl. interest income)	3,374,826	1,131,895	6,772,677	2,441,616
Vessel depreciation	7,258,954	6,680,851	15,304,021	13,361,702
Gain on sale of vessel	-	-	(10,230,210)	-
(Gain) / loss on interest rate swap derivative, net	56,548	-	229,934	-
Amortization of below market time charters acquired	(1,231,776)	-	(2,450,015)	-
Unrealized (gain) / loss on investments in equity securities	-	(293,904)	-	54,916
Adjusted EBITDA	39,320,070	40,126,144	76,402,918	80,985,790

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net income before interest and other financing costs, net, depreciation, loss on interest rate swap derivative, net, gain on sale of vessel, amortization of fair value of below market time charters acquired and unrealized (gain) / loss on investments in equity securities. Adjusted EBITDA does not represent and should not be considered as an alternative to net income, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and liquidity position and because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of financial costs, loss  on interest rate swaps, gain on sale of vessel, depreciation, amortization of below market time charters acquired and unrealized (gain) / loss on investments in equity securities. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Adjusted Net Income attributable to controlling shareholders to Net Income attributable to controlling shareholders

(All amounts expressed in U.S. Dollars except share data and per share amounts)

	Three Months Ended June 30, 2025	Three Months Ended June 30, 2026	Six Months Ended June 30, 2025	Six Months Ended June 30, 2026
Net income attributable to controlling shareholders	29,861,518	33,215,417	66,776,511	65,735,671
Unrealized loss on derivative	103,653	-	342,084	-
Amortization of below market time charters acquired	(1,231,776)	-	(2,450,015)	-
Gain on sale of vessel	-	-	(10,230,210)	-
Vessel depreciation on the portion of the consideration of vessels acquired with attached time charters allocated to below market time charters	497,062	-	994,124	-
Unrealized (gain) / loss on investments in equity securities	-	(293,904)		54,916
Adjusted net income attributable to controlling shareholders	29,230,457	32,921,513	55,432,494	65,790,587
Adjusted earnings per share attributable to controlling shareholders, basic	4.23	4.73	7.99	9.45
Weighted average number of shares, basic	6,917,212	6,962,481	6,935,298	6,962,481
Adjusted earnings per share attributable to controlling shareholders, diluted	4.20	4.70	7.97	9.40
Weighted average number of shares, diluted	6,954,709	7,010,884	6,958,398	7,001,419

Adjusted net income attributable to controlling shareholders and Adjusted earnings per share attributable to controlling shareholders Reconciliation:

Euroseas Ltd. considers Adjusted net income attributable to controlling shareholders to represent net income attributable to controlling shareholders before unrealized loss on derivative, gain on sale of vessel, amortization of below market time charters acquired, vessel depreciation on the portion of the consideration of vessels acquired with attached time charters allocated to below market time charters and unrealized (gain) / loss on investments in equity securities. Adjusted net income attributable to controlling shareholders and Adjusted earnings attributable to controlling shareholders per share are included herein because we believe they assist our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of the aforementioned items, which may significantly affect results of operations between periods.

Adjusted net income attributable to controlling shareholders and Adjusted earnings attributable to controlling shareholders per share do not represent and should not be considered as an alternative to net income or earnings per share, as determined by GAAP. The Company's definition of Adjusted net income attributable to controlling shareholders and Adjusted earnings attributable to controlling shareholders per share may not be the same as that used by other companies in shipping or other industries. Adjusted net income attributable to controlling shareholders and Adjusted earnings per share attributable to controlling shareholders are not adjusted for all non-cash income and expense items that are reflected in our statement of cash flows.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 21 vessels, including 15 Feeder containerships and 6 Intermediate containerships. Euroseas 21 containerships have a cargo capacity of 61,144 teu. After the delivery of twelve containership newbuilding containerships gradually from the third quarter of 2027 until the first quarter of 2029, Euroseas’ fleet will consist of 33 vessels with a total carrying capacity of 97,396 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit the Company’s website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com